UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *
CERTIFICATE
ENTERGY ENTEPRISES, INC., et al. *
PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months   ended   March   31,  2002  (the  quarter)   by   Entergy

Corporation's   Non-utility   Companies1   (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order and/or the August 2000 Order.


Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted  Companies2), (d) Entergy is authorized to  create  O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding  (excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

    Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its

associate   companies,  Entergy  Power,   Inc.   (EPI),   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy Holdings, Inc., Entergy Business Solutions,  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy  Operations  Services,  Inc.  (EOSI),

Entergy   Procurement  Exchange  Corporation,  Entergy  Solutions

Management Services LLC, Entergy  Solutions Select Ltd.,  Entergy

Commerce,  Inc.,  Entergy Power Development  Corporation  (EPDC),

Entergy Power Generation Corporation, Entergy International  Ltd.

LLC,  Entergy  Power  Asia Ltd., EP Edegel, Inc.,  Entergy  Power

Operations Corp., Entergy Power Operations U.S., Inc.,  EWO  Wind

II  LLC,  Entergy Power Crete Corporation, Entergy Nuclear,  Inc.

(ENI),   Entergy   Nuclear  Operations,  Inc.,  Entergy   Nuclear

Generation Corporation (ENGC), Entergy Nuclear Indian Point 3 LLC

(IP3),  Entergy Nuclear FitzPatrick, LLC, Entergy Nuclear  Indian

Point  2 LLC (IP2), TLG Services, Inc. (TLG), Entergy MHK Retail,

LLC,  Entergy  Solutions  Ltd., Entergy  Solutions  Supply  Ltd.,

Entergy Solutions Essentials Ltd, Entergy Power RS Corp., Entergy

Power  Ventures LP, EWO Marketing, LP, Entergy-Koch Trading Ltd.,

Entergy  Power E&C Holdings, LLC, Warren Power, LLC, and  Entergy

Power  Gas  Operations Corp. Enterprises' billings  to  all  such associate companies included direct costs incurred plus,  to  the extent  applicable, an indirect loading based upon current  month administrative charges.

     Enterprises  billed, at cost, EPI ($252,974) for  consulting and  other  support  services related to  the  marketing  of  EPI capacity and energy to third parties at wholesale, preparation of contracts  and regulatory filings, oversight of plant  operations

and   maintenance   by  plant  operators,  and   procurement   of

transmission   services.  In  regard  to  ETHC  ($112,862),   ETC

($296,550), Entergy Holdings, Inc. ($49,133), Entergy Thermal LLC

($89,584),   Entergy  Business  Solutions,  LLC  ($5,576),   EPDC

($446,080), Entergy Power Generation Corporation ($413),  Entergy

International  Ltd.  LLC ($721,779), Entergy Global  Investments,

Inc.  ($34,852),  Entergy MHK Retail, LLC ($49,540),  Entergy  UK

Enterprises  Ltd. ($589,857), Entergy Operations  Services,  Inc.

($93,333),  Entergy  Procurement Exchange  Corporation  ($8,501),

Entergy  Solutions  Management Services LLC  ($119,569),  Entergy

Solutions  Select  Ltd. ($960,952), Entergy Solutions  Essentials

Ltd.  ($6,696),  Entergy Commerce, Inc. ($9,588),  Entergy  Power

Asia  Ltd.,  ($2,070), EP Edegel, Inc. ($32,073),  Entergy  Power

Operations Corporation ($182,193), Entergy Power Operations U.S.,

Inc.  ($188,580), EWO Wind II LLC ($223,757), Entergy Power Crete

Corporation ($164,501), Entergy Solutions Ltd ($703,577), Entergy

Solutions  Supply Ltd. ($313), Entergy Power RS Corp. ($109,484),

EWO   Marketing,   LP  ($189,927),  Entergy-Koch   Trading   Ltd.

($435,274),  Entergy Power Ventures LP, ($18,605), Entergy  Power

E&C  Holdings,  LLC  ($184,453),  Warren  Power,  LLC  ($68,340),

Entergy  Power  Gas  Operations  Corp.  ($69,604  credit),   ENGC

($1,276,603),  Entergy Nuclear Indian Point 3  LLC  ($1,468,390),

Entergy  Nuclear  FitzPatrick LLC ($1,259,484),  Entergy  Nuclear

Indian  Point  2 LLC ($1,362,369), TLG Services, Inc.  ($57,114),

ENI  ($1,513,774), and Entergy Nuclear Operations, Inc. ($6,985),

these  services  were primarily related to management  oversight,

administrative   services,  support  services,  and/or    project

development.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal  LLC  during  this quarter were a  $6,442  credit  and  a

$15,033 credit, respectively.

     During  the  quarter, Entergy Solutions Management  Services

LLC provided management/administrative and consulting services to

Entergy Solutions Ltd. and to Entergy Solutions Select Ltd.   The

amounts  billed,  at cost, during this quarter  were  $7,046  and

$134,586,respectively.

     During  the quarter, Entergy Solutions Supply Ltd.  provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd. and to Entergy Solutions Select Ltd.  The  amounts billed,  at  cost, during this quarter were a $15,607 credit  and

$495,709,respectively.

     During  the  quarter,  Entergy Retail Texas,  Inc.  provided management/administrative  and  consulting  services  to  Entergy

Solutions  Ltd. and Entergy Solutions Select, Ltd.   The  amounts

billed, at cost, during this quarter were a $45,257 credit and  a

$6,783 credit, respectively.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,688 for services rendered during the quarter.

     During  the  quarter,  no  other  Consulting  Services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility Loans Made by Entergy to Non-Reg Companies, or

     Between Non-Reg Companies

     At March 31, 2002, Entergy Power Development Corporation had

outstanding  unsecured  loans to Entergy  Power  Castelnou  S.L.,

Entergy  Power  Development Espana S.L.,  Entergy  Power  Holding

Espana  S.L.,  Entergy Power Projects Italia S.R.L,  and  Entergy

Power  Projects  Espana  S.L.  for the  purpose  of  meeting  its expenses related to development activities.

     During the quarter, Entergy International Holdings Ltd.  LLC issued  a non-interest bearing unsecured promissory note  with  a maturity  date  of March 5, 2007 to Entergy Power Damhead  Finco,

LLC  to  evidence a borrowing in the amount of $749,000  for  the purpose of meeting its expenses and to repay loans.

     During  the  quarter, no other Non-utility Loans subject  to reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation and Capitalization of New Subsidiaries and O&M

   Subs

     During  the quarter, the following companies claimed  status as  New  Subsidiaries  in accordance with the  June  1999  Order:

Entergy  Indian Point Peaking Facility, LLC, which was formed  on

December  11, 2001 to develop a fossil-fired generating  facility in  the  Northeast, which would qualify as an EWG; Entergy  Power

Castelnou  S.L., Entergy Power Development Espana  S.L.,  Entergy

Power  Holding Espana S.L., Entergy Power Projects Italia  S.R.L,

and  Entergy  Power Projects Espana S.L., which  were  formed  to develop power projects in Europe that would qualify as FUCOs; and

Gulf  Pines Pipeline Company LP and GS Pipeline Company LP, which were  formed  to develop a proposed expansion to the  Gulf  South

Pipeline  system.  These  companies  were  minimally  capitalized during the quarter.

     Also,   during  the  quarter,  Entergy  Power  Gas  Holdings

Corporation and Entergy Power Gas Operations Corporation  changed

its   status  to  a  `New  Subsidiary'  from  `an  energy-related company'.

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiary or O&M Sub.



VI.  Nature and Extent of O&M Services Provided

      During the quarter, ENI provided decommissioning management services  to a large non-associate nuclear operating  utility  in the  Northeast  and  other  services to  non-associate  companies related  to  the  operation, maintenance, and decommissioning  of nuclear  generation facilities.  The total amount billed for  all such  services was $691,837 consisting of certain incentive  fees and  reimbursable  expenses. Also, ENI provided  license  renewal management  services to non-associate nuclear utility  customers.

The  total  amounts  billed for all such services  were  $50,636,

consisting  of market-based fees and reimbursable  expenses.   In

addition,  during the quarter, ENI billed TLG, at cost,  $318,601 for  O&M  Services, including professional advice, and  technical support  primarily  related  to the  decommissioning  of  nuclear facilities.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($3,067,972),  TLG  ($359,042),   ENGC

($20,115,230),  IP3  ($28,022,372),  JAF  ($26,949,748)  and  IP2

($26,940,376) for O&M Services, including professional advice and technical support primarily related to the operation, maintenance or decommissioning of nuclear facilities.

     In addition, during the quarter, EOSI provided power project

related   O&M   Services  to  several  non-associate   customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  to  non-

associate customers included performing preventive maintenance on substations; providing O&M consulting services; providing project

management,   engineering,   ground  testing,   procurement   and

construction services on transmission and substation  facilities.

The total amounts billed for all such services during the quarter were  $4,510,397  consisting, in each case, of market-based  fees

and   reimbursable  expenses.  Also,  during  the  quarter,  EOSI provided O&M Services related to construction management  support to EntergyShaw, LLC, for which it was billed at cost,  the amount of $68,888.

     During  the  quarter,  Entergy Power  Operations  U.S.  Inc.

provided  O&M Services, at cost, to Entergy Power RS  Corporation relating  to construction management and administrative  support,

to  Warren  Power,  LLC  relating  to  long-term  operations  and

maintenance,   and  administrative  support,  to  Entergy   Power

Ventures  LP relating to administrative support, and  to  Entergy

Enterprises, Inc. relating to administrative support,  for  which said  companies were billed $1,090, $400,977, $7,863 and  $2,310,

respectively.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During the quarter, Entergy International Holdings Ltd.  LLC distributed to Entergy Corporation $1,549,000 out of surplus.

     During  the  quarter,  no other dividends  or  distributions subject  to  reporting in this Certificate were paid  by  Non-Reg

Companies.



VIII.     Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of March 31, 2002 is included in Exhibit 1.

   No  reorganizations of Entergy's ownership interests  in  Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.



IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

   As  of the end of the quarter, the total outstanding amount of

Guarantees issued pursuant to the August 2000 Order by Entergy or by  Non-Reg Companies (to the extent reportable herein) to or for the  benefit  of  Non-Reg  Companies was $705,693,514,  excluding

Guarantees previously issued and outstanding under the June  1999

Order in the amount of $32,183,527.



X.   Financial Statements

     Entergy Corporation and Subsidiaries' Consolidated unaudited

Balance  Sheet and Income Statement for the quarter  ended  March

31, 2002 are included in Exhibit 2.





        IN  WITNESS  WHEREOF, the Undersigned Company has  caused

     this  certificate to be executed on this  30th  day  of  May

     2002.



     ENTERGY CORPORATION



     /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer
_______________________________
1 Non-utility Companies  are defined in the August 2000 Order as
"exempt wholesale generators" ("EWGs"), "foreign utility
companies" ("FUCOs"), "exempt telecommunications companies"
("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New
Subsidiaries" and "Energy-related Companies".

2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.